Exhibit 99.1

Draganfly to Showcase Commander 3 XL Drone and Smart Vital Intelligence Technology at the International Association of Chiefs of Police Annual Conference

Draganfly will demonstrate the Commander 3 XL drone’s multiple payload capabilities and Smart Vital Intelligence multi-use applications at booth #2928

Los Angeles, CA. October 6, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its involvement in The International Association of Chiefs of Police (IACP) Annual Conference and Exposition from October 15-18, 2022.

IACP is the largest law enforcement event of the year. More than 16,000 public safety professionals are coming to learn about innovations and equip their departments with the latest technology for ongoing success.

During the four-day event, Draganfly will be located at booth #2928, where attendees can learn about the Company’s Commander 3 XL drone and Smart Vital Intelligence technology.

Draganfly’s Commander 3 XL, known as the “Swiss Army Knife” of drones, is a high-endurance, weather-resistant, multirotor UAV designed for easy assembly and rapid deployment.

Draganfly will showcase its Smart Vital Intelligence technology, which can utilize cameras on its drones, kiosks, or mobile devices to provide real-time health insights in seconds.

Vital Intelligence’s algorithm extracts data from an RGB video feed to measure human health data such as heart and respiratory rates, blood pressure, oxygen saturation, and body temperature. That data is shared on an easy-to-read dashboard so users can leverage that information in real time.

“Draganfly has a long history of working with law enforcement agencies and plays a critical role in the public safety sector,” said Cameron Chell, President, and CEO of Draganfly. “Drone technology can be used for a variety of use cases within public safety. This is going to be the future of law enforcement.”

Book an appointment with the Draganfly Team here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc,

https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in the IACP and the description of its products which are being showcased. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.